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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 43)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                 CONRAIL INC.
                          (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 208368 10 0
                    (CUSIP Number of Class of Securities)
                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                NOT AVAILABLE
                    (CUSIP Number of Class of Securities)

                             JAMES C. BISHOP, JR.
                        EXECUTIVE VICE PRESIDENT--LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                          TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                               with a copy to:
                            RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000
                          CALCULATION OF FILING FEE

            TRANSACTION VALUATION*            AMOUNT OF FILING FEE**
                $943,000,000                        $188,600

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 8,200,000 shares of Common Stock, par value $1.00 per share (the "Common Shares"), and Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares"), of Conrail Inc. (the "Company") at $115 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Atlantic Acquisition Corporation for such number of Shares. The amount of $2,456,439 was paid upon previous filings of this Schedule 14D-1. Accordingly, no additional fee is paid at this time and $2,267,839 should be credited to the account of the Bidders.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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
 Amount Previously Paid:   $2,456,439        Filing Party:  Norfolk Southern Corporation and Atlantic
                                                            Acquisition Corporation
Form or Registration No.:   Schedule 14D-1   Date Filed:    November 8, 1996, October 24, 1996 and
                                                            December 20, 1996

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   This Amendment No. 43 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase up to an aggregate of 8,200,000 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), and the Third Supplement to the Offer to Purchase, dated January 22, 1997 (the "Third Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement or the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   Item 1 is hereby amended and supplemented by the following:

   (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration; Expiration Date") of the Third Supplement is incorporated herein by reference.

   (c) The information set forth in Section 3 ("Price Range of Shares; Dividends") of the Third Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   Item 3 is hereby amended and supplemented by the following:

   (a) and (b) The information set forth in the Introduction, Section 5 ("Background of the Offer; Contacts with the Company") and Section 6 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") of the Third Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Item 4 is hereby amended and supplemented by the following:

   (a) and (b) The information set forth in Section 4 ("Source and Amount of Funds") of the Third Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   Item 5 is hereby amended and supplemented by the following:

   The information set forth in the Introduction, Section 5 ("Background of the Offer; Contacts with the Company") and Section 6 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") of the Third Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   Item 7 is hereby amended and supplemented by the following:

   The information set forth in Section 7 ("Conditions of the Offer") and
Section 8 ("Certain Legal Matters; Regulatory Approvals; Certain Litigation") of the Third Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   Item 10 is hereby amended and supplemented by the following:

   (b) The information set forth in the Introduction and Section 6 ("Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations") of the Third Supplement is incorporated herein by reference.

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   (e) The information set forth in Section 8 ("Certain Legal Matters;
Regulatory Approvals; Certain Litigation") of the Third Supplement is incorporated herein by reference.

   (f) The information set forth in the Third Supplement and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(100) and (a)(101), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended and supplemented by the following:

(a)(99)        Press Release issued by Parent on January 22, 1997.

(a)(100)       Third Supplement to the Offer to Purchase, dated January 22,
               1997.

(a)(101)       Revised Letter of Transmittal.

(a)(102)       Revised Notice of Guaranteed Delivery.

(a)(103) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(104) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(105)       Summary Advertisement dated January 22, 1997.

(a)(106) Text of Advertisement appearing in newspapers commencing January 22, 1997.

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1997

                                    NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        --------------------------------------
                                        Name: James C. Bishop, Jr.
                                        Title: Executive Vice President-Law

                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        --------------------------------------
                                        Name: James C. Bishop, Jr.
                                        Title: Vice President and General
                                        Counsel

                                4
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                                EXHIBIT INDEX

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
   EXHIBIT
    NUMBER                                        DESCRIPTION
------------  ---------------------------------------------------------------------------------
(a)(99)       Press Release issued by Parent on January 22, 1997.
(a)(100)      Third Supplement to the Offer to Purchase, dated January 22, 1997.
(a)(101)      Revised Letter of Transmittal.
(a)(102)      Revised Notice of Guaranteed Delivery.
(a)(103)      Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
              Nominees.
(a)(104)      Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(105)      Summary Advertisement dated January 22, 1997.
(a)(106)      Text of Advertisement appearing in newspapers commencing January 22, 1997.
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